Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA iyer ushaiyer@drreddys.com

Dr. Reddy’s Q2 & H1 FY23 Financial Results

Hyderabad, India, October 28, 2022: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and the half year ended September 30, 2022. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q2 Performance Summary	H1 Performance Summary
Rs. 6,306 Cr Revenue [Up: 21% QoQ; 9% YoY]	Rs. 11,521 Cr Revenue [Up: 8% YoY]

59.1% Gross Margin [Q1 FY23: 49.9%; Q2 FY22: 53.4%]	54.9% Gross Margin [H1 FY22: 52.9%]

Rs. 1,656 Cr SGNA expenses [Up: 7% QoQ; 4% YoY]	Rs. 3,205 Cr SGNA expenses [Up: 3% YoY]

Rs. 487 Cr R&D expenses [7.7% of Revenues]	Rs. 919 Cr R&D expenses [8.0% of Revenues]

Rs. 1,932 Cr EBITDA [30.6% of Revenues]	Rs. 3,711 Cr EBITDA [32.2% of Revenues]

Rs. 1,611 Cr Profit before Tax [Up: 10% QoQ; 27% YoY]	Rs. 3,077 Cr Profit before Tax [Up: 53% YoY]

Rs. 1,113 Cr Profit after Tax [Down: 6% QoQ; Up: 12% YoY]	Rs. 2,300 Cr Profit after Tax [Up: 47% YoY]

Commenting on the results, Co-Chairman & MD, G V Prasad said “We are pleased with the strong financial performance in the current quarter, driven by the launch of Lenalidomide capsules in the US market. Our focus is to build a robust pipeline with products that improve affordablity and access to patients globally. We continue to progress well in our productivity, innovation and sustainability agenda.”

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 81.37

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q2 FY23		Q2 FY22		YoY	Q1 FY23		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	775	63,057	708	57,632	9	641	52,154	21
Cost of Revenues	317	25,810	330	26,846	(4)	321	26,148	(1)
Gross Profit	458	37,247	378	30,786	21	320	26,006	43
Operating Expenses
Selling, General & Administrative expenses	204	16,560	196	15,951	4	190	15,493	7
Research and Development expenses	60	4,869	55	4,463	9	53	4,325	13
Impairment of non-current assets	0	25	0	0		0	0
Other operating income	(4)	(334)	(21)	(1743)	(81)	(74)	(6,024)	(94)
Results from operating activities	198	16,127	149	12,115	33	150	12,212	32
Net finance income	2	156	(4)	(319)	(149)	(29)	(2,349)	(107)
Share of profit of equity accounted investees	(2)	(140)	(3)	(247)	(43)	(1)	(94)	49
Profit before income tax	198	16,111	156	12,681	27	180	14,655	10
Income tax expense	61	4,983	34	2761	80	34	2,779	79
Profit for the period	137	11,128	122	9,920	12	146	11,876	(6)

Diluted Earnings Per Share (EPS)	0.82	66.89	0.73	59.65	12	0.88	71.40	(6)

As % to revenues	Q2 FY23	Q2 FY22	Q1 FY23
Gross Profit	59.1	53.4	49.9
SG&A	26.3	27.7	29.7
R&D	7.7	7.7	8.3
EBITDA	30.6	27.0	34.1
PBT	25.5	22.0	28.1
PAT	17.6	17.2	22.8

EBITDA Computation

	Q2 FY23		Q2 FY22		Q1 FY23
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	198	16,111	156	12,681	180	14,655
Interest income (net)*	1	61	(1)	(93)	1	84
Depreciation	26	2,107	25	2,075	25	2,050
Amortization	13	1,018	11	910	12	1,000
Impairment	0	25	0	0	0	0
EBITDA	237	19,322	191	15,572	219	17,789

*	Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 81.37

Key Balance Sheet Items

	As on 30th Sep 2022		As on 30th Jun 2022		As on 30th Sep 2021
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	360	29,306	436	35,468	346	28,188
Trade receivables	946	76,987	901	73,274	844	68,666
Inventories	603	49,042	637	51,810	611	49,700
Property, plant and equipment	784	63,817	784	63,826	740	60,229
Goodwill and Other Intangible assets	443	36,084	445	36,213	457	37,206
Loans and borrowings (current & non-current)	212	17,289	303	24,666	372	30,273
Trade payables	280	22,778	308	25,052	314	25,552
Equity	2,534	2,06,225	2,463	2,00,389	2,260	1,83,928

Revenue Mix by Segment

	Q2 FY23	Q2 FY22	YoY	Q1 FY23	QoQ
Segment	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	55,946	47,431	18	44,324	26
North America	28,001	18,909	48	17,815	57
Europe	4,199	4,135	2	4,141	1
India	11,500	11,402	1	13,339	(14)
Emerging Markets	12,246	12,985	(6)	9,028	36
Pharmaceutical Services and Active Ingredients (PSAI)	6,434	8,372	(23)	7,090	(9)
Others	677	1,829	(63)	740	(9)
Total	63,057	57,632	9	52,154	21

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Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 55.9 billion:

➢	Year-on-year growth of 18% and sequential quarter growth of 26% driven by launch of the Lenalidomide capsules in the US market (as part of the volume limited settlement with innovator) and sequential quarter improvement in Russia sales. However, the growth was partly offset by price erosion in our generic markets and higher base due to covid product sales in previous year.

North America

Revenues from North America at Rs. 28.0 billion:

➢	Year-on-year growth of 48% and sequential quarter growth of 57%, driven by launch and scale up of new products and favorable movement of forex rates, which was partly offset by price erosion in some of our key molecules.

➢	During this quarter, we launched 7 new products. These were Lenalidomide capsules (as part of the volume limited settlement with innovator), Fesoterodine Fumarate tablets, Bortezomib Inj 3.5 mg, Neostigmine PFS, Potassium Chloride UD, Fexofenadine HCl + Pseudoephedrine HCl ER tablets, and Oxaliplatin Inj in Canada.

➢	We filed one ANDA during the quarter. As of 30th September 2022, cumulatively 81 generic filings are pending for approval with the USFDA (78 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 81 pending filings, 42 are Para IVs and we believe 22 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.2 billion, with year-on-year growth of 2% and sequential quarter growth of 1%. This was driven by volume traction in base business and new product launches across our markets, however, it was partially offset by price erosion in some molecules and the impact of adverse forex rates during the quarter. We launched ten new products across countries during this quarter.

India

Revenues from India at Rs. 11.5 billion:

➢	Year-on-year growth of 1% impacted due to higher base of Q1 FY22, which included contribution from covid product sales. Adjusted for this, we have grown in double digit.
➢	Sequential quarter declined by 14% primarily on account of high base impact, as we had recognized divestment income of a few non-core brands in Q1 FY23.
➢	We launched two new products during the quarter. These were Curaprox and Stig.

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Emerging Markets

Revenues from Emerging Markets at Rs. 12.2 billion. Year-on-year decline of 6% and sequential quarter growth of 36%:

➢	Revenues for Russia at Rs. 5.9 billion. Year-on-year growth of 4% was on account of new product launches, increase in sales prices and favorable movement of forex rates, partly offset by reduction in base volumes. Sequential quarter growth of 85% was primarily due to lower sales base of Q1 FY23, which was impacted due to channel inventory normalization.

➢	Revenues from other CIS countries and Romania at Rs. 2.2 billion. Year-on-year decline of 1% due to reduction in base volumes and adverse movement of forex rates, partly offset by increase in sales prices and new product launches. Sequential quarter growth of 13% was driven by increase in base volumes and new product launches, partly offset by adverse movement of forex rates.

➢	Revenues from Rest of World (RoW) markets at Rs. 4.1 billion. Year-on-year decline of 18% was on account of reduction in the covid product sales in current quarter vs. last year, decrease in sales prices, which was partly offset by new product launches. Sequential growth of 6% was driven by new product launches, partly offset by a reduction in base volumes and sales price of some of our products.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 6.4 billion with a year-on-year decline of 23% and sequential decline of 9%.

➢	Year-on-year decline was primarily on account lower volumes due to higher base in Q2 FY22 which had covid product sales, partly offset by new product sales and favorable forex rates.
➢	Sequential decline was majorly due to lower traction in the volumes for some of our products, partly offset by new product sales.
➢	During the quarter we filed three DMFs in the US.

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Income Statement Highlights:

➢	Gross profit margin for the quarter at 59.1%:

-	Increased by ~565 bps over previous year and ~920 bps sequentially, majorly driven due to product mix (including new products), accruals related to production linked incentive scheme, which was partly offset by price erosion and provision made on inventory for covid products.

-	Gross profit margin for GG and PSAI business segments are at 65.4% and 3.6% respectively. Gross profit margin of PSAI have been impacted due to covid inventory provision and adverse impact of manufacturing overheads which are at similar levels over lower sales base.

➢	Selling, general & administrative (SG&A) expenses at Rs. 16.6 billion, increased by 4% on a year-on-year basis and by 7% sequentially, in line with the business growth.

➢	Research & development (R&D) expenses at Rs. 4.9 billion. As % to revenues – Q2 FY23: 7.7% | Q1 FY23: 8.3% | Q2 FY22: 7.7%. We continue to invest in R&D to build a healthy pipeline of products across our markets.

➢	Other operating income at Rs. 0.3 billion compared to Rs. 1.7 billion in Q2 FY22. Q2 FY22 was higher on account of recognition of income towards sale of rights relating to anti-cancer agent E7777 (denileukin diftitox).

➢	Net Finance expense at Rs. 156 million compared to net finance income of Rs. 319 million in Q2 FY22.

➢	Profit before Tax at Rs. 16.1 billion, increased by 27% year-on-year and by 10% sequentially.

➢	Profit after Tax at Rs. 11.1 billion. The effective tax rate is 30.9% for the quarter.

➢	Diluted earnings per share is at Rs. 66.89.

Other Highlights:

➢	EBITDA is at Rs. 19.3 billion and the EBITDA margin is 30.6%.

➢	Capital expenditure is at Rs. 2.5 billion.

➢	Free cash flow is at Rs. 5.8 billion.

➢	Net cash surplus for the company is at Rs. 13.7 billion as on September 30, 2022. Consequently, net debt to equity ratio is (0.07).

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Earnings Call Details (06:30 pm IST, 09:00 am EDT, October 28, 2022)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.”

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